SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                       Date of Report: March 22, 2000



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |X|   Form 20-F            |_|   Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  |_|   Yes               |X|   No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.

            This Form 6-K consists of a press release issued by Biora AB on March 22, 2000 relating to results from preclinical studies of the company's product Emdogain(R).


PRESIDENT AND CEO       INVESTOR RELATIONS      U.S INVESTOR RELATIONS
TOMAS HAMMARGREN        MIKAEL SJOBLOM          ELISABETH LAVERS
+46 40 32 13 36         +46 706 62 28 70        +1 203 977 7797
http://www.biora.com


BIORA'S PRECLINICAL STUDIES SHOW THAT THE COMPANY'S MAIN PRODUCT,
EMDOGAIN(R), INDUCES CELL DEATH IN HUMAN CANCER CELLS

MALMO, SWEDEN, MARCH 22, 2000 - BIORA AB (NASDAQ: BIORY, SSE: BIOR) today during an Investor's Day in Stockholm reported that the company's main product, Emdogain(R), induces programmed cell death in cultured human carcinoma cells.

The finding is supported by the knowledge about Emdogain's mechanism of action that Biora has previously reported, whereby it was shown that Emdogain promotes growth of attached connective tissue cells while many types of epithelial cells are inhibited and celldeath occurs. Stina Gestrelius, Vice President of Research & Development, reported that Biora has applied for patent protection for the use of enamel matrix-derived polypeptides for induction of programmed cell death.

Additional Research Projects
Stina Gestrelius also presented another four Biora BioEx projects to pursue the development of enamel matrix derivatives outside the oral cavity. These four projects which are all in the pre-clinical or early clinical phases, include:

            o healing of chronic wounds
            o improving graft integration
            o local bone formation
            o improving implant healing

Newly acquired technology
Biora's medical director Lars Heijl discussed Biora's newly acquired technology; a therapeutic for dry mouth (xerostomia). According to the present project plan Biora estimates that an application for regulatory approval can be submitted during the second quarter of 2003.

Marketing
The important work to build up a global, specialized dental marketing organisation for Emdogain to market the approved indication for surgical treatment of periodontal disease continues. The product is sold via wholly owned subsidiaries in the United States and in key markets in Europe. Biora has distribution agreements in other European, North- and South American and Asian markets.

At the Investor's Day today Donna Janson, President of Biora's subsidiary in Biora's largest market USA, reported that the number of customer on the American market has during the first two months 2000 increased from 56 to 60 percent of the total customer target group, 4,000 periodontists. Customers who has bought more than once increased from 54 to 56 percent during the same period.

Biora develops, manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.


            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     BIORA AB


Dated: March 22, 2000                By: /s/ Anders Agering
                                         ----------------------------
                                         Anders Agering
                                         Chief Financial Officer